UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

MARKER THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	45-4497941 (I.R.S. Employer Identification No.)

5 West Forsyth Street, Suite 200 Jacksonville, FL (Address of principal executive offices)	32202 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.001 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e) , check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None

 EXPLANATORY NOTE

This Amendment No. 1 to Form 8-A/A is being filed as a result of the reincorporation of TapImmune, Inc., a Nevada corporation (“TapImmune”), from Nevada to Delaware, and the change of TapImmune’s name to “Marker Therapeutics, Inc.” immediately following the reincorporation (the “Name Change”). The reincorporation was effected pursuant to articles of conversion approved by the Board of Directors and the stockholders of TapImmune in connection with an Agreement and Plan of Merger and Reorganization, dated as of May 15, 2018, (the “Merger Agreement”) by and among the TapImmune, Timberwolf Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of TapImmune (“Merger Sub”), and Marker Therapeutics, Inc. (the “Merger”).

As a result of the Merger, which was consummated on October 17, 2018: (i) each share of common stock, value, of TapImmune (“TapImmune Common Stock”) issued and outstanding as of immediately prior to the Merger automatically converted into one share of common stock of the Registrant (“Registrant Common Stock”). Prior to the effectiveness of the Merger, TapImmune’s corporate affairs were governed by the corporate law of Nevada and the rights of TapImmune’s stockholders were subject to TapImmune’s articles of incorporation and bylaws. As a result of the Merger, holders of TapImmune Common Stock as of immediately prior to the Merger became holders of Registrant Common Stock as of the Merger, and their rights became governed by the Delaware General Corporation Law and Registrant’s certificate of incorporation and by-laws.

In accordance with Rule 12g-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), upon the Merger the shares of Registrant Common Stock were deemed to be registered under Section 12(b) of the Exchange Act as the successor to the TapImmune Common Stock. The Registrant, as successor issuer to TapImmune hereby expressly adopts this Registration Statement on Form 8-A/A as its own for all purposes of the Exchange Act and, in accordance with the certificate of incorporation and by-laws , the Registrant hereby amends the following items, exhibits and other portions of TapImmune’s Registration Statement on Form 8-A filed with the Securities and Exchange Commission on November 3, 2016 (the “Initial Registration Statement”), regarding the description of the Registrant’s capital stock as set forth herein. On October 18, 2018, the shares of Registrant Common Stock were listed on the NASDAQ Capital Market under the symbol “MRKR”.

Effective as of the effectiveness of the Merger on October 17, 2018, the Initial Registration Statement is amended and restated as follows:

Item 1.  Description of Registrant’s Securities to be Registered.

Description of Securities

The following summary of the terms of our common stock and preferred stock, respectively, may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of our Certificate of Incorporation and our Bylaws of Marker Therapeutics. You should refer to, and read this summary together with, our Certificate of Incorporation and Bylaws of Marker Therapeutics to review all of the terms of our common stock and preferred stock, respectively, that may be important to you.

Authorized Capital Stock

The Company’s total number of authorized shares of all classes of capital stock is 155,000,000 shares, which consist of (i) 150,000,000 shares of common stock and (ii) 5,000,000 shares of preferred stock, which are undesignated. As of October 17, 2018 there were 45,328,510 shares of common stock outstanding and 0 shares of preferred stock outstanding.

Common Stock

Voting Power.  Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of common stock will possess all voting power for the election of the Company’s directors and all other matters requiring stockholder action, except with respect to amendments to the Certificate of Incorporation that alter or change the powers, preferences, rights or other terms of any outstanding preferred stock if the holders of such affected series of preferred stock are entitled to vote on such an amendment. Holders of common stock will be entitled to one vote per share on matters to be voted on by stockholders. Except as otherwise provided by law, the Certificate of Incorporation or the Bylaws of Marker Therapeutics or in respect of the election of directors, all matters to be voted on by the Company’s stockholders must be approved by a majority of the votes cast on the matter. In the case of an election of directors, where a quorum is present, a plurality of the votes cast will be sufficient to elect each director.

Dividends.   Subject to prior rights and preferences, if any, that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of the Company common stock will be entitled to receive dividends, payable in cash, property or stock, out of assets legally available at the times and in the amounts as the Company’s board of directors may from time to time determine.

Liquidation Distribution.   If the Company voluntarily or involuntarily liquidates, dissolves or winds-up, the holders of the Company common stock will be entitled to receive after distribution in full of the preferential amounts, if any, to be distributed to the holders of preferred stock or any series of preferred stock, all of the remaining assets available for distribution ratably in proportion to the number of shares of common stock held by them.

Preemptive or Other Rights.   Holders of the Company’s common stock will have no conversion, preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to the Company common stock.

Preferred Stock

The Certificate of Incorporation authorizes the Company’s board of directors, without further stockholder action, to issue up to 5,000,000 shares of preferred stock, par value $0.001 per share, in one or more series, and to fix the designation, powers, preferences, and rights of the shares of such series and any qualifications, limitations or restrictions thereof, without further vote or action by the Company’s stockholders. The rights with respect to a class or series of preferred stock may be greater than the rights attached to the Company’s common stock. It is not possible to state the actual effect of the issuance of any shares of the Company’s preferred stock on the rights of holders of the Company’s common stock until the Company’s board of directors determines the specific rights attached to that class or series of preferred stock.

Options and Warrants

As of October 17, 2018, there were 23,090,038 shares of common stock issuable upon the exercise of warrants, and 439,467 shares issuable upon the exercise of options. The board of directors and stockholders have approved an increase of 6,616,666 shares available for grant under the 2014 Omnibus Stock Ownership Plan to 8,000,000.

Registration Rights

Pursuant to the Merger, the holders of Marker acquired shares of Company common stock and warrants to purchase shares of the Company common stock. These holders will be granted certain demand registration rights and piggyback registration rights with respect to their shares of the Company common stock and the shares of the Company common stock issuable upon the exercise of the warrants, subject to customary cutbacks, blackout periods and other exceptions.

Under the Securities Purchase Agreement entered into on June 8, 2018 which closed concurrently with the Merger, the Company is obligated to file within 15 calendar days from the date of the closing of the private placement transaction, a resale registration statement on Form S-3 (or on Form S-1 in the event that the Company is not eligible to use Form S-3) providing for the resale by the private placement transaction purchasers of the Company common stock issued or issuable to such stockholders pursuant to the securities purchase agreements and warrants, or the purchasers registrable securities.

In addition, holders of approximately 4,408,014 shares of our outstanding common stock, and of warrants to purchase approximately 6,458,411 shares of our common stock, are entitled to certain rights with respect to registration of such outstanding shares, and the shares of common stock underlying such warrants, under the Securities Act, which are registered on Form S-3 (Registration No. 333-220538). The holders of these registrable securities possess registration rights pursuant to the terms of various purchase agreements and registration rights agreements entered into with us in connection with our sale of such stock and warrants to such investors. Such registration rights will terminate as to any stockholder at such time as all of such stockholder’s securities (together with any affiliate of the stockholder with whom such stockholder must aggregate its sales) could be sold without compliance with the registration requirements of the Securities Act pursuant to Rule 144.

Anti-Takeover Effects of Various Provisions of Delaware Law, the Delaware Certificate of Incorporation and the Delaware Bylaws

Delaware Anti-Takeover Statute.   The Company will be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. A “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. A Delaware corporation may “opt out” of this provision with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. However, the Company is not “opting out” of this provision. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the Company’s board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by the Company’s stockholders.

Removal of Directors.   The Bylaws of Marker Therapeutics provide that the stockholders of the Company may remove directors, with or without cause, by affirmative vote of the holders of at least two-thirds of the outstanding shares of the Company common stock. However, whenever a director has been elected by a voting group of stockholders, only the stockholders from that voting group may participate in the vote to remove him or her, and such vacancy may be filled only by the stockholders of that voting group.

Amendments to Bylaws.   The Bylaws of Marker Therapeutics may be amended, adopted, altered or repealed by the Company’s board of directors or by the affirmative vote of a majority of the outstanding shares of the Company’s common stock, voting together as a class, entitled to vote on the matter.

Size of Board and Vacancies.  The Certificate of Incorporation and Bylaws of Marker Therapeutics provide that the number of directors on the Company’s board of directors will be fixed exclusively by its board of directors. Subject to the Bylaws of Marker Therapeutics, any vacancies created in its board of directors resulting from any increase in the number of directors or the death, resignation, retirement, disqualification, removal from office or other cause may be filled by a majority of the directors then in office, even if less than a quorum is present. Any director appointed to fill a vacancy on the Company’s board of directors will be appointed for a term expiring at the next election of the class for which such director has been appointed, and until his or her successor has been elected and qualified or until his earlier resignation or removal.

Stockholder Action by Written Consent.   The Bylaws of Marker Therapeutics provides that stockholders may take action by written consent in lieu of a meeting if the consent is signed by holders of outstanding stock having not less than the number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such matter were present and voted, and notice of the action taken by written consent is given to any stockholders who would have been entitled to vote if the action had been taken at a meeting but who did not sign the consent.

Special Stockholder Meetings.   The Bylaws of Marker Therapeutics provide that special meetings of the Company’s stockholders may be called only by the chairman of the board of directors, the chief executive officer or a majority of the board of directors. This limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the Company’s board of directors. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. In addition, the limited ability of the Company’s stockholders to call a special meeting of stockholders may make it more difficult to change the existing board and management.

Requirements for Advance Notification of Stockholder Nominations and Proposals.  The Bylaws of Marker Therapeutics provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice must be delivered to the Company’s principal executive offices not later than 90 days nor earlier than 120 days prior to the date of the Company’s annual meeting in the preceding year, subject to changes if the annual meeting date is advanced more than 30 days before or delayed more than 60 days after the anniversary date of the preceding year’s annual meeting. The Bylaws of Marker Therapeutics also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

No Cumulative Voting.   The Certificate of Incorporation does not give the stockholders the right to cumulate votes in the election of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on the board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on the board of directors or influence the board’s decision regarding a takeover.

Undesignated Preferred Stock.   The authority of the Company’s board of directors to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of the corporation through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. The Company’s board of directors will be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.

Corporate Opportunities.   The Certificate of Incorporation provides that the Company renounces any interest or expectancy in the business opportunities of directors or of holders of preferred stock and their partners, directors, officers, members, stockholders and employees, provided that such directors or other persons are not employees of the Company or any of its subsidiaries, and each such person will have no obligation to offer the Company their opportunities.

Limitations on Liability, Indemnification of Officers and Directors, and Insurance

The DGCL authorizes corporations to eliminate or limit the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and the Certificate of Incorporation includes such an exculpation provision. The Certificate of Incorporation includes provisions that require the Company to indemnify, to the fullest extent allowable under the DGCL, the directors and officers of the Company or any of its subsidiaries. The Certificate of Incorporation also provides that the Company must pay the expenses incurred by the indemnified person in defending or otherwise participating in any proceeding in advance of its final disposition, subject to the Company’s receipt of an undertaking from the indemnified party that such party will repay such amount if it is ultimately determined that such party is not entitled to be indemnified by the Company. The Certificate of Incorporation expressly authorizes the Company to carry insurance to protect the Company’s directors and officers against liability asserted against them or incurred by them in any such capacity.

The limitation of liability and indemnification provisions in the Certificate of Incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against the Company’s directors and officers, even though such an action, if successful, might otherwise benefit the Company and its stockholders. However, these provisions do not limit or eliminate the Company’s rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions do not alter the liability of directors under the federal securities laws. In addition, investments in the Company may be adversely affected to the extent that, in a class action or direct suit, the corporation pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. However, the Company believes that these indemnification provisions are necessary to attract and retain qualified directors and officers.

Exclusive Forum

The Bylaws of Marker Therapeutics provide that unless the board of directors otherwise determines, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of the Company, any action asserting a claim of breach of a fiduciary duty owed by any director or officer of the Company to the Company or the Company stockholders, any action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws of Marker Therapeutics, or any action asserting a claim against the Company or any director or officer of the Company that relates to the internal affairs or governance of the Company that arises under or by virtue of the laws of the State of Delaware. However, if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, the action may be brought in another state court sitting in the State of Delaware. This provision may limit a stockholder’s ability to bring a claim in a judicial forum (other than in a Delaware court) that it finds preferable for disputes with TapImmune and its directors, officers or other employees.

Authorized but Unissued Shares

The authorized but unissued shares of the Company common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, employee benefit plans and “poison pill” rights plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise. The Company currently has no plans to issue shares, other than in connection with the merger, the transactions contemplated thereby and in the ordinary course of business.

Listing

As of October 18, 2018, the Company’s common stock will be listed on the NASDAQ Capital Market under the symbol “MRKR.”

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s common stock is Island Stock Transfer:

Island Stock Transfer

15500 Roosevelt Blvd.

Clearwater, FL 33760

(727) 289-0010

www.islandstocktransfer.com

The Registrant’s common stock to be registered hereunder has been approved for listing on the NASDAQ Capital Market of The NASDAQ Stock Market LLC under the symbol “MRKR.”

Item 2.  Exhibits

Number	Description
3.1	Certificate of Incorporation (incorporated by reference as Exhibit 3.4 to Form 8-K filed on October 17, 2018).

3.2	Bylaws of Marker Therapeutics, Inc. (incorporated by reference as Exhibit 3.6 to Form 8-K filed on October 17, 2018).

4.1	Form of Common Stock Certificate of Marker Therapeutics, Inc.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 17, 2018	Marker Therapeutics, Inc.

	By:	/s/ Michael Loiacono
Michael Loiacono
Chief Financial Officer